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                            March 5, 2021

       Eduardo Bravo Fernandez de Araoz
       Chief Executive Officer
       European Biotech Acquisition Corp.
       Johannes Vermeerplein 9
       1071 DV Amsterdam, Netherlands

                                                        Re: European Biotech
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
5, 2021
                                                            CIK No. 0001841258
                                                            Form S-1
                                                            Filed February 17,
2021
                                                            Amendment to Form
S-1
                                                            Filed March 4, 2021
                                                            File No. 333-253220

       Dear Mr. Bravo Fernandez de Araoz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary
       Founder Shares, page 18

   1. Please disclose here and throughout your registration statement that you may extend the deadline for completion
of a business combination. The discussion should clarify that in such event you will
provide public shareholders with an opportunity to redeem their
 Eduardo Bravo Fernandez de Araoz
European Biotech Acquisition Corp.
March 5, 2021
Page 2
       shares.
Conflicts of Interest, page 33

2. Please expand your disclosure to disclose the difference in price per share paid for founders shares and public shares and the fact that founders shares and warrants will become worthless if you do not enter into a business combinations as conflicts of interest.

Redemption Rights for Public Shareholders on Completion of our Business Combination, page
99

3. Please revise your disclosure to clarify whether shareholders will be able to redeem their shares if they abstain or vote for a proposed business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Julie Sherman at 202-551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-
551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameEduardo Bravo Fernandez de Araoz
                                                             Division of
Corporation Finance
Comapany NameEuropean Biotech Acquisition Corp.
                                                             Office of Life
Sciences
March 5, 2021 Page 2
cc:       Derek Dostal
FirstName LastName